Exhibit 99.7
NICE Achieves Record-Setting Year in New Customer Acquisition

2016 marks a record in number of new customers across multiple verticals and market segments

Hoboken, NJ, December 15, 2016 – NICE (Nasdaq:NICE) today announced that to date in 2016, it has achieved a record number of new customers, surpassing the previous full years’ figure, as hundreds of organizations have chosen NICE as their long-term partner. Many of these new customers are in industries where NICE is expanding its reach, such as retail and healthcare.

Over the past few years, NICE has transformed itself to provide fully functional, enterprise-grade solutions to organizations of all sizes, and across all verticals. By featuring advanced analytics in every solution, organizations can now embed intelligent decisioning into every process for greater efficiency and improved customer service regardless of size or industry. In addition, companies can enjoy these solutions both on premises and cloud, providing full flexibility and elasticity.

NICE has achieved impressive success in both its customer interactions, as well as financial crime and compliance businesses, taking market share away from competitors while selling more of its leading solutions to its existing customer base. The company has already been recognized in 2016 as a clear market leader in 13 different industry analyst reports for its two businesses combined.

Barak Eilam, CEO, NICE
“We’ve created a strategy that allows NICE to expand the sales of its leading solutions to markets in which we had less presence in the past, as well as to provide additional value to our existing customer base. We have witnessed an increase in demand in the market for a long-term partner that can provide solutions across all the deployment modes to ensure flexibility and continuity as each company evaluates and executes their move to the cloud. NICE has been able to win business through a combination of offering compelling technologies which address our customers’ most critical needs, while positioning them for success down the road, along with outstanding execution both in the product house, as well as in the field.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 917 545 1107, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.